Exhibit 99.1

Secoo and Qudian Announce Investment and Strategic Partnership

Qudian to make strategic investment in Secoo of up to $100 million

BEIJING, June 03, 2020 (GLOBE NEWSWIRE) -- Secoo Holding Limited (NASDAQ:  SECO) (together with its affiliates, “Secoo”), Asia’s largest online integrated upscale products and services platform, and Qudian, Inc. (NYSE:  QD) (together with its affiliates, “Qudian”), a leading technology platform empowering the enhancement of online consumer finance experience in China, announced today that Secoo and Qudian have entered into a definitive agreement, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of Secoo for an aggregate purchase price of up to US$100,000,003.60, reflecting a per share purchase price of US$9.80.

Following the completion of all transactions contemplated under the definitive agreement, Qudian will hold approximately 28.9% of Secoo’s issued and outstanding shares.

In addition, Secoo and Qudian will also enter into a business cooperation agreement, which will set forth the key areas for the two companies’ strategic cooperation in the online luxury e-commerce business space.

Mr. Rixue Li, Founder, Chairman and Chief Executive Officer of Secoo, said, “We believe this strategic partnership will enable us to accelerate growth by building upon both companies’ assets, core expertise and competitive advantages. We will utilize the investment proceeds to further strengthen the supply chain and enhance user satisfaction.”

“This strategic partnership  leverages both companies’ resources, capabilities, industry expertise and market presence, while fostering collaboration in supply chain management, user acquisition and retention, quality appraisals, post-sales services, and financing solutions,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Our partnership will bring value to both Secoo and our Wanlimu platform, launched earlier this year, and also establish a good foundation for a better user experience for our customers. We believe this strategic investment in Secoo will fuel opportunities for expansion and success on both platforms.”

The transaction is subject to customary closing conditions and is expected to be consummated in two separate closings in the near future. Qudian has agreed not to sell, transfer or dispose of any shares acquired in the transaction for twelve months after the first closing, subject to certain limited exceptions.

The share issuance is exempt from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or is made in reliance on, and in compliance with, Regulation S under the Securities Act.

About Secoo

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries regarding Secoo, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail:  ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail:  Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  Secoo@tpg-ir.com

For investor and media inquiries regarding Qudian, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com